28x7 column (28.75) - Business Standard / Kannada Prabha - April 17th 2004 release	EXHIBIT 99.10

Wipro Limited - Results for the year ended March 31, 2004

Wipro Limited - Consolidated Audited Segment-wise Business performance for the year ended March 31, 2004 (In Rs. Million)

	Year ended March 31,
Particulars	2004	2003	Growth %
Segment Revenue
Global IT Services & Products	43,575	30,487	43
India &. AsiaPac IT Services & Products	9,762	8,395	16
Consumer Care & Lighting	3,649	2,991	22
Others	1,826	1,468
Continuing Operations	58,812	43,341	36
Discontinued ISP Business	—	42
Total	58,812	43,383	36
Profit Before Interest and Tax (PBIT)
Global IT Services & Products	9,539	8,451	13
India & AsiaPac IT Services & Products	792	557	42
Consumer Care & Lighting	551	436	26
Others	277	240
Continuing Operations	11,159	9,684	15
Discontinued ISP Business	—	(182)
Total	11,159	9,502	17
Interest / other Income*	873	634
Profit Before Tax	12,032	10,136	19
Income Tax expense	(1,681)	(1,276)
Profit before extraordinary items	10,351	8,860	17
Discontinuance of ISP Business	—	(263)
Profit before equity in earnings / (losses) of affiliates and minority interest	10,351	8,597	20
Equity in earnings of affiliates	23	(355)
Minority interest	(59)	(37)
Profit after tax	10,315	8,205	26
Earnings per share (in Rs.)
Basic
On profit for the period from continuing operations	44.76	38.83
On losses of discountinued ISP business	—	(0.50)
On extraordinary items	—	(1.14)
On equity in earnings of affiliates / minority interest	(0.16)	(1.70)
On profit for the period	44.60	35.49
Diluted
On profit for the period from continuing operations	44.71	38.75
On losses of discountinued ISP business	—	(0.50)
On extraordinary items	—	(1.13)
On equity in earnings of affiliates / minority interest	(0.16)	(1.69)
On profit for the period	44.55	35.43
Operating Margin
Global IT Services & Products	22%	28%
India &. AsiaPac IT Services & Products	8%	7%
Consumer Care & Lighting	15%	15%
Continuing Operations	19%	22%
Total	19%	22%
Capital employed
Global IT Services & Products	21,732	18,536
India & AsiaPac IT Services & Products	1,941	1,075
Consumer Care & Lighting	596	682
Others	14,498	15,082
Continuing Operations	38,767	35,375
Discontinued ISP Business	—	(7)
Total	38,767	35,368
Return on average capital employed from continuing business
Global IT Services & Products	47%	62%
India &. AsiaPac IT Services & Products	53%	54%
Consumer Care & Lighting	86%	60%
Continuing Operations	30%	31%
Total	30%	31%

* Other Income for the year ended 31st March 2004 includes profit on sale of land - Rs. 107 Mn.

Wipro Limited - Stand alone - Parent Company
Audited Financial Results for the year ended
March 31, 2004 (In Rs. Million)

	Three months ended		Year ended
	March 31,		March 31,
	2004	2003	2004	2003
Net Income from Sales / Services	15,787	11,171	51,685	40,327
Cost of Sales / Services
a. Consumption of raw materials	3,038	2,006	8,209	7,243
b. Other expenditure	7,240	4,918	24,791	17,268
Gross Profit	5,509	4,247	18,685	15,816
Selling General and Administrative expenses	2,089	1,446	7,223	5,506
Operating Profit before interest and depreciation	3,420	2,801	11,462	10,310
Interest expense	11	11	35	29
Depreciation	443	394	1,516	1,380
Operating Profit after interest and depreciation	2,966	2,396	9,911	8,901
Other income	368	117	912	705
Profit before tax	3,334	2,513	10,823	9,606
Provision for tax	744	377	1,674	1,211
Profit before non-recurring /extraordinary items	2,590	2,136	9,149	8,395
Extraordinary / non-recurring expense	—	26	—	(263)
Profit for the period / year	2,590	2,162	9,149	8,132
Paid up equity share capital	466	465	466	465
Reserves	34,610	32,837	34,610	32,837
Earnings Per Share
Basic
Profit before extraordinary items	11.19	9.24	39.56	36.31
Extraordinary items	—	0.11	—	(l.14)
Profit for the period	11.19	9.35	39.56	35.17
Diluted
Profit before extraordinary items	11.17	9.22	39.52	36.25
Extraordinary items	—	0.12	—	(1.13)
Profit for the period	11.17	9.34	39.52	35.12
Aggregate of non-promoters shareholding
Number of shares	37,846,442	37,436,882	37,846,442	37,436,882
Percentage of holding	16.26	16.10	16.26	16.10
Details of expenditure
Staff Cost	2,570	1,834	8,644	6,424
Items exceeding 10% of total expenditure
Travelling and allowance	4,606	3,153	16,283	11,180

Status of Redressal of Complaints received for the period
from January 1, 2004 to March 31, 2004

	Opening balance for	Complaints received	Complaints disposed
Nature of Complaints	the quarter	during the quarter	during the quarter	Unresolved
With respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	0	0	0
With respect to Dematerialisation / Rematerialisation of shares	0	0	0	0
With regard to non-receipt of Corporate benefits like Dividend / Interest / Bonus Shares	0	3	3	0

Total	0	3	3	0

Note to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside:

	(In Rs. Million)
Geography	March 31, 2004%		March 31,2003%
India	15,205	26	12,629	29
USA	30,868	52	19,637	45
Rest of the world	12,739	22	11,117	26
Total	58,812	100	43,383	100

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, is included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, is a part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of ‘Others’. Segment data for previous periods has been reclassified on a comparable basis.

5.	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature and the Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.

7.	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

Notes:

1.	The above financial results were approved by the Board of Directors of the Company at its meeting held on April 16, 2004. There are no qualifications in the report issued by the Auditors for these periods.

2.	The Board of Directors of the Company have recommended a final dividend of Rs. 4 per share and a one-time dividend of Rs. 25 per share.

3.	The Board of Directors have also recommended issue of Bonus Shares in the ratio of 2:1 i.e. two equity shares for every one equity share held. The issue of Bonus Shares is subject to the approval of the members of the company.

WIPRO LIMITED
Place: Bangalore	By order of the board	Regd. Office: Doddakannelli,
Date: April 16, 2004	Azim H Premji	Sarjapur Road, Bangalore - 560 035.
	Chairman and Managing Director	www.wipro.com